July 7, 2015

Ms. Elisabeth Bentzinger

Securities and Exchange Commission

Division of Investment Management

Washington, DC  20549

RE:   The American Independence Funds Trust
SEC File Numbers: 811-21757; 333-124214

         Responses to additional comment on the 485A filing submission number 0001324443-15-000063

Dear Ms. Bentzinger:

This letter is in response to your follow-up comment with respect to the correspondence letter we filed on July 6, 2015 (“Original Correspondence Letter”), in response to your initial comments from June 9, 2015, to the 485A filing (PEA #111) of the American Independence Large Cap Growth Fund, a series of the American Independence Funds Trust.

The Tandy representation filed in our Original Correspondence Letter was the incorrect representation. The following is the proper Tandy representation, which replaces in its entirety that which was filed in the Original Correspondence Letter:

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (646) 747-3477 should you have any questions regarding this correspondence.

Sincerely,

/s/ Eric M. Rubin

Eric M. Rubin

President, American Independence Funds Trust